For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Ent ertainment

310.450.1711 or

rbodner@peacearch.com

kaBOOM! Entertainment Acquires Canadian Distribution Rights from Ckrush

To The Kick-Ass Comedy of the Year:

 “National Lampoon’s TV: The Movie”

TORONTO – August 30 , 2006 - kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group Inc. company (AMEX:PAE - News) (TSX:PAE.TO - News), announced today that it has acquired the Canadian distribution rights to the spoof comedy, “National Lampoon’s TV: The Movie” starring Steve-O, Jason “Weeman” Acuña, Preston Lacy and Chris Pontius, all of “Jackass” fame.   The rights were acquired from Ckrush, Inc. of New York (OTCBB:CKRH) . Ckrush has an agreement with National Lampoon, Inc (AMEX: NLN) for the film.

The film will also be available in French as “National Lampoon’s Télé: Le Film!”  Both versions will be available for sale and rental on September 12, 2006 at a suggested retail price of $32.99.

“National Lampoon’s TV: The Movie” is an episodic comedy that celebrates the ever-increasing ridiculousness of society as reflected through the television in your living room.  The film combines death-defying stunts interlaced with parodies of popular current TV shows such as “Fear Factor” and TV classics like “Miami Vice.”  The film also stars pop culture icons including Lee Majors (“The Six Million Dollar Man,” “The Fall Guy”), Judd Nelson (“The Breakfast Club,” “St. Elmo’s Fire”) and Jason Mewes (“Clerks,” “Jay & Silent Bob Strike Back”).

Steve-O graduated from Ringling Brothers and Barnum & Bailey Clown College before joining the cast of “Jackass” and later “Jackass: The Movie.”  This led to him producing several stunt videos and starring in the “wild”-ly popular MTV show “Wildboyz” with fellow “National Lampoon TV: The Movie” cast members Weeman & Chris Pontius.  All three will also star in “Jackass: Number Two,” set for wide theatrical release by Paramount Pictures in late September 2006.

“kaBOOM!’s promotional savvy and attention to detail make them a perfect fit for this film,” said Jeremy Dallow, president of Ckrush Inc., the producers of the movie.  “We expect the picture to perform extremely well in the Canadian market as the parodies are as relevant in Canada as they are in the US.

“We are thrilled to acquire from Ckrush this outrageous National Lampoon comedy as we broaden our strategy to include all forms of highly commercial content and a wider variety of media,” said Berry Meyerowitz, president of kaBOOM! Entertainment. “The recent acquisition of kaBOOM! by Peace Arch Entertainment gives us the opportunity to add a full range of genre-specific programs to our traditionally strong line-up of family and children’s titles and enhances our ability to exploit them across multiple platforms including DVD, TV and the Internet. Ckrush has produced a great comedy and we look forward to working together.”

“National Lampoon’s TV: The Movie” will be accompanied by a national advertising and grass roots campaign that will target college and university students on campus.  There has already been considerable buzz surrounding this film as information, message boards, and trailers can be found on the Internet through many sites such as Myspace.com, LiveMansion.com and YouTube.com.

The film will also be heavily marketed across all National Lampoon platforms.  These include National Lampoon College, reaching over 200 US colleges and universities, National Lampoon’s TogaTV.com, and the National Lampoon Humor Network, an affiliate network of humor and college lifestyle websites.

About kaBOOM! Entertainment Inc.

kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group® Company, is one of the leading independent home entertainment studios in Canada. Since 1996 it has been providing a full range of services relating to the sales, marketing, licensing and distribution of DVDs and ancillary merchandise. It distributes sell-through and rental films in a wide variety of genres, such as children’s, television, special interest and live-action feature films.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs.  For additional information, please visit www.peacearch.com

About Ckrush, Inc.

Ckrush, Inc. is a cutting edge entertainment and digital media group capitalizing on the global convergence of the traditional entertainment industry and the “participatory pop culture” revolution of online communities and digital technology.  The Company produces feature films, sports programs and other content that target young adults, a highly-coveted entertainment industry demographic comprised of 70 million-plus consumers with an estimated spending power in excess of $200 billion annually. Ckrush owns LiveMansion.com a fully interactive social network.  Ckrush feature films slated to be released in 2006 include, “Beer League,” starring Artie Lange, “TV the Movie,” starring Steve O and Wee Man of “Jackass” fame; and National Lampoon’s “Pledge This,” starring Paris Hilton. Ckrush also promotes and distributes televised sports events and other programming through pay-per-view, video-on-demand and other channels.

About National Lampoon

National Lampoon, Inc. (AMEX: NLN) is active in a broad array of entertainment segments, including feature films, television programming, interactive entertainment, home video, audio CDs and book publishing. The Company also owns interests in all major National Lampoon properties, including National Lampoon's Animal House, the National Lampoon Vacation series and National Lampoon's Van Wilder. The National Lampoon Network serves over 200 colleges and universities throughout the United States. The network reaches as many as 4.8 million students, or nearly one in four of all 18-to-24-year-old college students. In addition, the Company operates a humor website, www.nationallampoon.com, on the Internet. The Company has four operating divisions: National Lampoon Network, Entertainment Division, Publishing Division and Licensing Division.

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Contact:

kaBOOM! Entertainment Inc., a Peace Arch Entertainment ® Group Company ® Group Company

Jamie Kokiw, Marketing & Production

416-783-8383 x 283

jkokiw@kaboom-ent.com

Ckrush, Inc.

Jeremy Dallow, President

212 564 1111

jdallow@ckrush.net

National Lampoon. Inc.

Daniel Laikin, CEO

310 474 5252